EXHIBIT 99.1

Profound Medical Receives U.S. FDA 510(k) Clearance for TULSA-PRO® Thermal Boost

The first of the TULSA AI modules, Thermal Boost enables predictable, customized ablation at the prostate capsule

TORONTO, Sept. 25, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that it has received 510(k) clearance from the U.S. Food and Drug Administration (“FDA) for the Company’s Thermal Boost module for use in conjunction with TULSA-PRO®.

TULSA-PRO® enables surgeons to ablate whole- or partial-gland prostate tissue in patients with low-, intermediate-, or high-risk prostate cancer; with benign prostatic hyperplasia (“BPH”); as well as those prostate cancer patients on active surveillance seeking treatment of their cancer and relief from their symptoms of BPH. Profound’s data indicates that, in a commercial setting, approximately 60% of the patients being treated with TULSA require whole gland ablation, whereas the remaining 40% receive partial gland ablation. In addition, TULSA surgeons are treating prostates of various shapes and sizes, ranging from prostate volumes of less than 20cc to greater than 250cc, confirming TULSA-PRO® as one of the most versatile technologies currently available for the treatment of prostate disease.

Recognizing that the TULSA patient population consists of a wide variety of prostate disease states, as well as prostate shapes and sizes, the Company is developing a novel set of software modules that will work in conjunction with TULSA-PRO® to further enable treating such variety with further customizability, ease of use, and higher confidence in clinical outcomes. Profound plans to market these new clinically relevant modules under the name brand ‘TULSA AI’.

Thermal Boost, Profound’s first FDA-cleared TULSA AI module, enables surgeons to temporarily increase the ablation target temperature in prostate regions where advanced stage cancer might reside, further increasing their confidence that aggressive cancer cells have been ablated. The Thermal Boost module is already CE-Marked and is being used in up to 50% of the TULSA patients being treated in Europe. Based on a recent TULSA-PRO® survey, European surgeons indicated that Thermal Boost resulted in improved treatment outcomes in 88% of their prostate cancer cases.

“The Thermal Boost feature is a significant development of the TULSA technology,” said Dr. Mikael Anttinen, Urologic Oncologist at Turku University Hospital in Finland. “It opens an important degree of freedom for the surgeon, allowing for controlled increased thermal dose to be delivered to selected regions of the treatment plan. Achieving complete thermal coverage is critical to successful prostate disease treatment, so being able to customize ablation temperature in real time has improved treatment efficacy as well as workflow efficiency. The Thermal Boost feature has allowed us to expand our confidence in patient selection, for example to include patients with MRI-visible lesions bulging the prostate capsule, and other higher risk features.”

Arun Menawat, PhD, Profound’s CEO and Chairman, commented, “We believe that the TULSA technology can be used to treat up to 600,000 patients per year in the United States, and based on the utilization data from Europe, Thermal Boost may have an application in the majority of late-stage disease cases. In addition, the feedback from European surgeons using the module indicates that Thermal Boost could significantly increase both the ease and speed of treatment in a certain subset of the patient population.”

Profound is continuing to develop additional TULSA AI modules, including one that will enable the creation of an AI-driven automated treatment plan, which will be based on a database of successful physician-created treatment designs. The Company is working with the FDA on a pathway to achieve the Agency’s clearance for this module.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849